Exhibit (a)(1)(E)
FOR IMMEDIATE RELEASE
August 4, 2008

For Further Information, Contact:
Chris A. Karkenny	or	Michael E. Polgardy
Chief Financial Officer		Treasurer
949.639.4990		949.639.4357
26220 Enterprise Court
Lake Forest, California 92630
Tel 949.639.2000
APRIA HEALTHCARE GROUP INC. ANNOUNCES REPURCHASE OPTION
OF HOLDERS 3-3/8% CONVERTIBLE SENIOR NOTES DUE 2033
     LAKE FOREST, CA...August 4, 2008...Apria Healthcare Group Inc. (NYSE: AHG) today announced that holders of the Company’s
3-3/8% Convertible Senior Notes due September 1, 2033 (the “Notes”) have the right to surrender their Notes for repurchase by the Company pursuant to the terms of the indenture governing the Notes. Each holder of the Notes has the right to require the Company to repurchase all of such holder’s Notes, or any portion thereof that is a multiple of $1,000 principal amount. The Company will repurchase such Notes at a price equal to 100% of the principal amount of the Notes being repurchased, together with any accrued and unpaid interest. The Company will pay the repurchase price in cash.

     The opportunity of the holders of the Notes to surrender such Notes for repurchase by the Company will commence as of the opening of business of U.S. Bank National Association (the “Paying Agent”) on August 4, 2008 and will terminate at 5:00 p.m., New York City time, on August 29, 2008. In order to surrender Notes for repurchase, a completed repurchase notice and the surrendered Notes must be delivered to the Paying Agent by 5:00 p.m., New York City time, on August 29, 2008. Holders that surrender their Notes through the Depository Trust Company (“DTC”) need not submit a physical election notice to the Paying Agent if such holders comply with the transmittal procedures of DTC. Holders may withdraw any previously delivered Notes prior to 5:00 p.m., New York City time, on August 29, 2008.
      The Company previously delivered a Company Repurchase Notice to the holders of the Notes on July 24, 2008 and will deliver a supplement to that notice today. The Company will also file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission today. In addition, documents specifying the terms, conditions and procedures for surrendering and withdrawing Notes for repurchase will be available through the Paying Agent. The Paying Agent can be reached at (800) 934-6802.
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     Apria Healthcare Group Inc. provides home respiratory therapy, home infusion therapy and home medical equipment through approximately 550 locations serving patients in all 50 states. With over $1.6 billion in annual net revenues ($2.1 billion if the Company’s December 3, 2007 acquisition of Coram, Inc. were included for the full year), it is the nation’s leading home healthcare company.
     This release may contain statements regarding anticipated future developments that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Results may differ materially as a result of the risk factors included in the Company’s filings with the Securities and Exchange Commission and other factors over which the Company has no control.
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